

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 18, 2010

John Robert Sparger
Senior Vice President
Targa Resources GP LLC
1000 Louisiana St., Suite 4300
Houston, Texas 77002

> **Re:** **Targa Resources Partners LP**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 4, 2010**
> **File No. 001-33303**

Dear Mr. Sparger:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director